----------                                       U.S. SECURITIES AND EXCHANGE COMMISSION                 ------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
----------                                                                                               --------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: SEPTEMBER 30, 1998
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
----------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person      2. Issuer Name and Ticker or Trading Symbol    6. Relationship of Reporting Person to
                                                                                                 Issuer (Check all applicable)
                                                                                                X   Director         X   10% Owner
  GARY, WILLIAM M. III                           ONSITE ENERGY CORPORATION (OTC:ONSE)          ----                 ----
----------------------------------------------------------------------------------------------- X     Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
   701 PALOMAR AIRPORT RD                       Number of Reporting        Month/Year                        below)       below
   SUITE 200                                    Person (Voluntary)           12/97
----------------------------------------------                            ---------------------
                  (Street)                                              5. If Amendment,            EXEC VP, SECRETARY
                                                                           Date of Original        --------------------------
   CARLSBAD,  CA     92009                                                 (Month/Year)

----------------------------------------------------------------------------------------------------------------------------------
    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
----------------------------------------------------------------------------------------------------------------------------------
1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
----------------------------------------------------------------------------------------------------------------------------------
CLASS A COMMON STOCK                 12/5/97     M               500         A     $0.2956      1,726,412         D
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  503,381         I        (1)
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                      (Print or Type Responses)                                      SEC 1474 (8-92)


FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

--------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
--------------------------------------------------------------------------------------------------------------------------
  OPTION TO PURCHASE                     $0.2956     12/5/97    M                          500       2/15/94     12/13/97
  CLASS A COMMON STOCK
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------
7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Na-
   lying Securities                    of         of Deriv-      ship           ture
   (Instr. 3 and 4)                    Deriv-     ative          Form           of In-
                                       ative      Securi-        of De-         direct
                                       Secur-     ties           rivative       Bene-
                                       ity        Bene-          Secu-          ficial
                                       (Instr.    ficially       rity:          Own-
                                       5)         Owned          Direct         ership
                                                  at End         (D) or         (Instr. 4)
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
--------------------------------------------------------------------------------------------
 CLASS A COMMON STOCK   500           GRANT        209,061         D
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
Explanation of Responses:

(1)  360,525 shares of Class A Common Stock are held indirectly by Mr. Gary pursuant to that certain Agreement for Stock Purchase and Sale among Gary, Richard T. Sperberg, Frank J. Mazanec and Hector A. Esquer.  142,856 shares of Class A Common Stock are held by Mr. Gary's minor children, and Mr. Gary is the custodian for such shares.



                                                                                   WILLIAM M. GARY, III                 1/12/98
                                                                                  -----------------------------------  -----------
**Intentional misstatements or omissions of facts constitute                        **Signature of Reporting Person       Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, SEE Instruction 6 for procedure.
                                                                                                                              Page 2
                                                                                                                     SEC 1474 (8-92)